AGREEMENT

      THIS AGREEMENT is entered into the 15th day of April, 1999 (the "Agreement Date"), by and between CYCLO3PSS CORPORATION, a Delaware Corporation (the "Company"), and William R. Stoddard (the "Employee").

                                   RECITALS

      The Company owes Employee $18,000 for wages not paid.

      The Company currently has limited cash flow and desires to pay such wages by issuance of shares of Company stock.

      The Employee agrees, on the terms and conditions set forth herein, to accept 180,000 shares of CYCLO3PSS common stock as payment for $18,000 of wages not paid.

      1. Issuance of Stock. The Company will issue 180,000 shares of the Company's common stock as payment in full of $18,000 of wages owed to William R. Stoddard. The shares shall be issued at $.10 per share.

      2. Acceptance of Stock. William R. Stoddard accepts 180,000 of the Company's common stock as payment in full of $18,000 of wages not paid.

      3. Registration of Shares. The Shares have not been registered with the Securities and Exchange Commission. The Company shall use its best efforts to register the shares on Form S-8 and keep such Registration in effect with the Securities and Exchange Commission as soon as practical and not later than six months from the date hereof.

      4.    Miscellaneous.

      4.1 Amendments. The terms and conditions of this Agreement may be amended at any time by mutual agreement of the parties, provided that before any amendment shall be valid or effective it shall have been approved by the Board of Directors of the Company, reduced to writing and signed by the Company and the Employee.

      4.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Utah.

      4.3 Entire Agreement. This Agreement contains the entire understanding between and among the parties and supersedes any prior understandings and agreements among them respecting the subject matter of this Agreement.

      4.4 Further Action. The parties hereto shall execute and deliver all documents, provide all information and take or forbear from all such action as may be necessary or appropriate to achieve the purposes of the Agreement.

      4.5 Savings Clause. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid, shall not be affected thereby.

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      4.6  Legal  Fees and  Expenses.  The  prevailing  party in any  proceeding brought to enforce or interpret any provision of this Agreement shall be entitled to recover its attorney's fees, costs and disbursements incurred in connection with such proceeding, including, but not limited to the costs of experts, accountants and consultants and all other costs and services reasonably related to the proceeding, including those incurred in any bankruptcy or appeal, from the non-prevailing party or parties.


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      IN WITNESS  WHEREOF,  the parties have executed this Agreement the day and year first above-written.


CYCLO3PSS CORPORATION,                    Employee:
a Delaware Corporation:


By /s/ Mondis Nkoy                        By: /s/ William R. Stoddard
   -----------------------                    --------------------------
   Mondis Nkoy, Secretary                     William R. Stoddard










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